

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2018

Roger J. Lias, Ph.D.
Chief Executive Officer
Avid Bioservices, Inc.
2642 Michelle Drive, Suite 200
Tustin, CA 92780

      Re: Avid Bioservices, Inc.
           Registration Statement on Form S-3
           Filed January 12, 2018
           File No. 333-222548

Dear Mr. Lias:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                          Division of Corporation Finance
                          Office of Healthcare & Insurance

cc: Michael A. Hedge, Esq.